June 6, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Amanda Ravitz

Tom Jones

Re:	Inovio Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 25, 2018

File No. 333-225233

Acceleration Request

Requested Date: June 8, 2018

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-225233), as amended (the “Registration Statement”), to become effective on June 8, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Brian Leaf, Daniel Goldberg and Jeffrey Libson of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053.

[Signature page follows]

6769 Mesa Ridge Road

San Diego, CA 92121

Phone: (858) 597-6006

Fax: (858) 404-1392

Very truly yours,

Inovio Pharmaceuticals, Inc.

By: /s/ Peter Kies

Peter Kies

Chief Financial Officer

cc:	Brian Leaf, Cooley LLP

Daniel Goldberg, Cooley LLP

Jeffrey Libson, Cooley LLP

Darah Protas, Cooley LLP

6769 Mesa Ridge Road

San Diego, CA 92121

Phone: (858) 597-6006

Fax: (858) 404-1392